BUFFALO CAPITAL VI, LTD.
                        7331 S. Meadow Court
                       Boulder, Colorado 80301

                        Information Statement
                      Pursuant To Section 14(f)
               of the Securities Exchange Act of 1934
                      and Rule 14f-1 Thereunder


                            INTRODUCTION

       This Information Statement is being mailed on or before December 18, 1998, to holders of record on December 1, 1998, of shares of Common Stock ("Common Stock") of Buffalo Capital VI,
Ltd., a Colorado corporation (the "Company").  This Information
Statement is being delivered to provide information regarding anticipated changes in the membership of the Board of Directors of the Company, and is provided for information purposes only. No action on your part is sought or required.

       On December 9, 1998, the Company and certain of its shareholders, including its principal shareholders, entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with Alan J.
Setlin, Donald G. Saunders, Gary Kornman, and Thomas K. Russell (the "Purchasers"), whereby the Purchasers agreed to acquire 4,370,000 shares (the "Shares") of Common Stock from the current owners thereof for a purchase price of $150,000.00. The Shares represent approximately 94.6% of the currently issued and outstanding Common
Stock of the Company, and accordingly, the closing under the Stock Purchase Agreement will result in a change of control of the Company.

       In addition, the Purchasers are acquiring the Shares in anticipation of the completion of a business combination transaction between the Company and two merger or acquisition candidates which are engaged in internet related businesses. One of the merger or acquisition candidates is 6 PC's and a MAC, which is engaged in the business of developing web based software which is designed to allow television set top internet access devices to use the same software which would otherwise require a personal computer. The other merger or acquisition candidate is "Premier Ecom, Inc.," which operates an internet shopping mall and provides customer services and merchant services on the web.

       Under the terms of the Stock Purchase Agreement, a business combination transaction is to be completed as soon as reasonably practical (estimated to be no more than 28 days) after the Closing. In conjunction with the completion of a business combination transaction, it is anticipated that the Company will issue up to 5,380,000 additional shares of Common Stock and will then have a total of not more than 10,000,000 shares of Common Stock issued and outstanding.

       The Stock Purchase Agreement provides that the sale and purchase of Shares is to take place at a closing scheduled to occur on or about December 28, 1998, or on such other date as the parties may mutually agree. However, in no event shall the closing occur earlier than 10 days after the date that this Information Statement in mailed to the Company's stockholders.

       The obligations of the parties to consummate the purchase and sale of the Shares pursuant to the terms of the Stock Purchase
Agreement are subject to the satisfaction of certain conditions.   One
such condition to the obligations of the Purchasers is that Grant W. Peck and Dean F. Sessions resign their positions as directors and officers of the Company at or prior to closing and appoint 3 persons designated by Purchasers to fill these vacancies immediately after Closing.

DESIGNEES OF PURCHASERS
TO THE COMPANY'S BOARD OF DIRECTORS

       The following table sets forth certain information with respect to the persons designated by the Purchasers to be appointed to the Company's Board of Directors.

                                                              Number of
                                                              Shares
Name and                                                      Beneficially
Address                                   Age                 Owned
Gina Setlin-Fard                          40                         0
28460 Avenue Stanford
Valencia, CA  91355

Leonard Simon                             42                         0
28460 Avenue Stanford
Valencia, CA  91355

Antonio L. Zuniga                         27                         0
28460 Avenue Stanford
Valencia, CA  91355

Biographical Information

Gina Setlin-Fard

President of Computers for Kids, a pending non-profit organization which donates set-top computer technology and training to inner-city and rural communities through public schools. Her extensive background in public relations and marketing in the political, educational and international case good industries has assisted her in working with high level federal and state officials. She has developed working partnerships with officials, corporate executives and major technology companies to implement a national Computers for Kids program. She is responsible for developing a national volunteer organization of 30,000+ volunteers which train individuals to use set-top and internet technology. She was responsible for initiating proposals, negotiating contracts, licensing agreements, and the daily operation of the company. She possesses a high degree of understanding of new technologies, digital convergence, the internet and the development of web based software.

Leonard Simon

Systems Integrator of networks and WAN facilities using the following operating systems: Novell, Microsoft NT40 and UNIX. Employed at Northern Telecom, worked on installation projects (DMS-100, SL100) for the TRW Company and the Ventura County. Installed many complex intranets for such companies as LIFETRONIX, FUTURENET ON-LINE, INC., INTEGRATED STEELS, WEALTHCOM, CCM in
Houston, Texas, and other installations throughout the country. Formerly Controller of Continental Mortgage Loans, Inc. who specialized in financing all forms of credit paperwork (like Countrywide). Currently negotiating deals with several European countries concerning internet based software.

Antonio L. Zuniga

Director of Marketing for Worldwide Internet Marketing. Manager for four years with Brunswick Corporation. The youngest General Manager in AMF Corporation history. Holds a technical degree in telecommunications.


              SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                        OWNERS AND MANAGEMENT

       As of December 9, 1998, the Company had a total of 4,620,000 shares of Common Stock issued and outstanding. The following table sets forth, as of December 9, 1998, the number of shares of Common
Stock owned of record and beneficially by executive officers, directors and persons who hold 5% or more of the outstanding Common Stock of the Company. Also included are the shares held by all executive officers and directors as a group.

                                                                    %
                                                                   of
                                          Number of Shares      Class
Name and address                          Owned Beneficially    Owned

Grant W. Peck <F1>
7331 S. Meadow Court
Boulder, Colorado 80301                   1,308,800<F2>            28.33%

Dean F. Sessions<F1>
P. O. Box 17881
Boulder, Colorado  80308                  1,309,600<F2>            28.35%

Gary S. Joiner
4750 Table Mesa Drive
Boulder, Colorado  80303                  1,309,600<F2>            28.35%

Mark DiSalvo
192 Searidge Court
Shell Beach, CA 93449                           460,000              9.9%

All directors and executive
officers (2 persons)                          2,618,400            56.68%

<F1>  The person listed is an officer, a director, or both, of the
Company.
<F2>  Does not include 330,000 shares which may be acquired by such person upon exercise of Class A Warrants exercisable at $2.00 per share beginning January 1, 1998, or 165,000 shares which may be acquired by such person upon exercise of Class B Warrants exercisable at $4.00 per share beginning January 1, 1998.

Change in Control

       Upon closing under the Stock Purchase Agreement, the Purchasers will own 4,370,000 shares, representing approximately 94.6% of the Company's issued and outstanding Common Stock, and the current shareholders will own 250,000 shares, or approximately 5.4% of the Company's issued and outstanding Common Stock. In addition, all currently outstanding Class A and Class B Warrants will be cancelled. As a result, a change in control of the Company will have occurred.

       The Purchasers are acquiring the Shares pursuant to the terms of the Stock Purchase Agreement, in part for their own account, and in part, as agents for certain ultimate purchasers. Immediately following closing under the Stock Purchase Agreement, Alan J. Setlin will own a total of 3,781,000 shares, or approximately 81.84% of the issued and outstanding stock. Accordingly, he will own a controlling interest in the Company pending completion of the contemplated merger or acquisition transactions. It is currently anticipated that he will transfer approximately 2,120,000 to others in conjunction with completion of the contemplated merger or acquisition transactions, and that following completion of those transactions, he will own approximately 1,661,000 shares, or 16.61% of the estimated 10,000,000 shares to be issued and outstanding. Donald G. Saunders will own 389,000 shares and Gary
Kornman and Thomas K. Russell will each own 100,000 shares immediately following closing under the Stock Purchase Agreement.
They are currently expected to retain ownership of such shares following consummation of the proposed merger or acquisition transactions. Other persons who are expected to own substantial stock positions following completion of the proposed merger or acquisition transactions are Richard Stewart, the current owner of Premier Ecom, Inc., Michael
Lauer, and/or affiliates, who are providing the funds required for purchase of the shares pursuant to the Stock Purchase Agreement.

                             MANAGEMENT

The directors and executive officers currently serving the Company are as follows:

Name                 Age    Positions Held and Tenure
Grant W. Peck        43     President and a Director since September,
                            1997

Dean F. Sessions     47     Secretary, Treasurer, and a Director since
                            September, 1997

Biographical Information

Grant W. Peck.

       Mr. Peck has served as President and a Director of the Company since its inception. He is also currently the President and a Director of five other blind pool or blank check companies (i.e. Buffalo Capital III, Ltd., Buffalo Capital IV, Ltd., Buffalo Capital V, Ltd., Buffalo Capital VII, Ltd., and Buffalo Capital VIII, Ltd), each of which has a business plan which is the same as that of the Company. Mr. Peck has also been an officer and director of several other blind pool or blank check companies which he assisted in the completion of business acquisition transactions prior to tendering his resignation.

       Mr. Peck was the principal shareholder, the President and a Director of J. S. Grant's, Inc., doing business as Just Squeezed Juices, from its inception in 1985 until January, 1995, when the Company was sold. J.S. Grant's distributed fresh juices from Denver, Colorado, to five states, and had approximately $3.5 million in annual sales and 36 employees. Between 1977 and 1984, Mr. Peck was an owner and Director of Operations for the Harvest Restaurant and Bakery, a restaurant company that catered to the then emerging health-conscious market. During his tenure with Harvest Restaurant and Bakery, Mr. Peck was responsible for the growth and daily operation of the restaurant company, employing over 385 employees and staffing 28 managers.

       Mr. Peck attended the University of Colorado and Macalester College in St. Paul, Minnesota, but did not receive a degree from either institution.

Dean F. Sessions.

       Mr. Sessions has served as Secretary and Treasurer, and as a Director of the Company since its inception. He is also currently the Secretary, Treasurer and a Director of five other blind pool or blank check companies (i.e. Buffalo Capital III, Ltd., Buffalo Capital IV, Ltd., Buffalo Capital V, Ltd., Buffalo Capital VII, Ltd., and Buffalo Capital VIII, Ltd), each of which has a business plan which is the same as that of the Company. Mr. Sessions has also been an officer and director of several other blind pool or blank check companies which he assisted in the completion of business acquisition transactions prior to tendering his resignation.

       From 1973 through 1982 Mr. Sessions was employed as an investment broker by E. F. Hutton & Co., in its Boulder, Colorado office. From 1982 through 1986 Mr. Sessions was an officer, director and principal shareholder of A. S. Food Company, Inc., a Colorado corporation formed to acquire the franchise rights for Round The Corner restaurants in Oregon, Washington and British Columbia. A. S. Food Company, Inc., opened and operated two Round The Corner restaurants in the Seattle, Washington area, but in 1986 it filed bankruptcy and ceased operations.

       In October 1986, Mr. Sessions renewed his securities license with the NASD and simultaneously joined the Boulder, Colorado office of E.
F. Hutton as an account executive. From June of 1987 through March of 1988, Mr. Sessions was a registered representative of L. T. Securities, the securities division of Lincoln Trust Corporation of Denver, Colorado. From March, 1988, to August, 1990, Mr. Sessions was a registered representative with Cohig Securities, Inc. of Denver, Colorado, and from January, 1991 to June, 1994, Mr. Sessions was a registered representative with Walford and Company, of Boulder, Colorado. In addition, from August, 1990, to the present, Mr. Sessions has been actively engaged in attempting to acquire his Professional Golf Association (PGA) tour card.

       Mr. Sessions has a B.S. degree from the University of Colorado.

       There are no family relationships between any of the directors or officers of the Company.

       The Company has no standing audit, nominating or compensation committees of the board of directors, or any committees performing similar functions.

       The Company's board of directors has not held any formal meetings during the fiscal year ending December 31, 1998.

                       EXECUTIVE COMPENSATION

       At inception each of the Directors, Grant W. Peck and Dean F. Sessions, received 165,000 shares of Common Stock valued at $.02 per share which were issued for preincorporation services rendered to the Company in investigating and developing the Company's business plan and for agreeing to be a Director. One other principal shareholder, Gary S. Joiner, also received 165,000 shares of Common Stock, valued at $.02 per share, for preincorporation services provided to the Company. The number of shares of Common Stock owned by each of the officers, directors and principal shareholders named herein increased as a result of a 2:1 forward split which occurred on December 15, 1997, and as a result of a 4:1 forward split which occurred on July 17, 1998. No officer or director has received any other remuneration.

           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

       Under the terms of the Stock Purchase Agreement, Grant W.
Peck and Dean F. Sessions, who are directors, officers and principal shareholders of the Company, and Gary S. Joiner and Mark DiSalvo, who are principal shareholders of the Company, will each be selling a substantial number of shares of Common Stock to the Purchasers at a price of approximately $0.034 per share. Messrs. Peck, Sessions and Joiner each acquired their shares in the Company for services valued at the equivalent of $0.0025 per share, and Mr. DiSalvo acquired his shares in the Company for services valued at the equivalent of $0.025 per share. Accordingly, each of the officers, directors and principal shareholders of the Company will realize a substantial profit from the sale of Shares under the terms of the Stock Purchase Agreement.

       The Company employed the law firm of Frascona, Joiner &
Goodman, P.C., in which one of its principal shareholders, Gary S.
Joiner, is a shareholder, to provide legal services in connection with its organization, the registration of its shares and the filing of periodical reports under the Securities Exchange Act of 1934, and in conjunction with negotiation, preparation and closing under the Stock Purchase Agreement. This firm has been paid fees for such services based upon the normal hourly rates of the persons providing legal services.

 Legal Proceedings

       The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

       No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.



       On September 30, 1997, the Company authorized the issuance
15,000 additional Units for a total of $7,500 in cash, or $0.50 per share (without allocating any of the consideration to the Warrants).

       THIS INFORMATION STATEMENT IS PROVIDED TO YOU
FOR INFORMATION PURPOSES ONLY.  NO ACTION ON YOUR
PART IS SOUGHT OR REQUIRED.


December 18, 1998.